UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

(Amendment No. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) or (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

GOLD ROYALTY CORP.

(Exact name of registrant as specified in its charter)

British Columbia	Not Applicable
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1188 West Georgia Street, Suite 1830
Vancouver, BC	V6E 4A2
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Rights to purchase Common Shares	NYSE American

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A. (d) or (e), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(g) of the Act: None

EXPLANATORY NOTE

This Amendment No. 1 to Form 8-A (“Amendment No. 1”) amends the Form 8-A originally filed by Gold Royalty Corp. (the “Registrant”) on November 6, 2025 (the “Form 8-A”). This Amendment No. 1 is being filed by the Registrant solely to reflect that the rights to purchase common shares are being registered on NYSE American. No other changes are being made to the Form 8-A, which has been reproduced in its entirety below for ease of reference.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered.

Background

On November 5, 2025, the Registrant’s board of directors (the “Board”) approved the Registrant’s Shareholder Rights Plan (the “Rights Plan”) as set forth in the Shareholder Rights Plan Agreement, dated November 5, 2025 (the “Rights Plan Agreement”), subject to ratification by the shareholders of the Registrant. The purpose of the Rights Plan is to ensure, to the extent possible, that all shareholders of the Registrant are treated fairly in connection with any take-over offer or bid for the shares of the Registrant.

At a meeting of shareholders of the Registrant to be held within the next twelve months (the “Meeting”), the shareholders of the Registrant are expected to vote to approve and ratify the Rights Plan and the issuance of one right (a “Right”) for each common share, no par value (“Common Share”), of the Registrant outstanding pursuant to the Rights Plan, which Common Shares are registered under Section 12(b) of the Securities Exchange Act of 1934, as amended, and listed on the New York Stock Exchange.

Summary of the Rights Plan

The following is a summary of the principal terms of the Rights Plan. This summary is qualified in its entirety by the provisions of the Rights Plan, a copy of which is incorporated by reference as an exhibit to this registration statement.

Effective Date and Term

The Rights Plan became effective on November 5, 2025, following approval by the Board on November 5, 2025. Under the terms of the Rights Plan, it will remain in effect for one year from adoption unless ratified by shareholders at a meeting held within twelve months, in which case it will continue for a three-year term from the date of shareholder ratification. All shareholders are permitted to vote on ratification and approval of the Rights Plan, other than those holders of Common Shares who are not Independent Shareholders (as defined below). If the Rights Plan is not ratified by Independent Shareholders at a meeting of shareholders of the Corporation to be held not more than twelve months following the date hereof, the Rights Plan will terminate.

Issue of Rights

One Right will be issued and will attach to each Common Share outstanding as of the close of business on November 17, 2025 (the “Record Time”) and will attach to each Common Share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) and the expiration or termination of the Rights Plan (the “Expiration Time”).

Rights Exercise Privilege

The Rights generally separate from the Common Shares and become exercisable ten trading days (the “Separation Time”) after a person has acquired, or commenced a take-over bid to acquire, 15% or more of the Common Shares, other than by an acquisition pursuant to a take-over bid permitted by the Rights Plan (a “Permitted Bid”) or a transaction otherwise permitted by the Rights Plan. The acquisition by any person (an “Acquiring Person”) of 15% or more of the Common Shares, other than by way of a Permitted Bid or a transaction otherwise permitted by the Rights Plan, constitutes a “Flip-in Event.” Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Ten trading days after the occurrence of a Flip-in Event, each Right (excluding Rights held by an Acquiring Person which have become void) will permit the purchase of that number of Common Shares having an aggregate Market Price (as defined in the Rights Plan) on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price (as defined in the Rights Plan) for an amount in cash equal to the Exercise Price. The Exercise Price is defined, for the period from and after the Separation Time, as an amount equal to three times the Market Price per Common Share determined as of the Separation Time. Under certain circumstances, shareholders may be determined to be Unrestricted Persons (as defined in the Rights Plan) in accordance with its terms, in which case the ownership threshold for a Separation Time or Flip-in Event will be deemed to be 20% or more of the Common Shares in place of 15%.

Trading of Rights

Until the Separation Time, the Rights will be evidenced by the certificates representing the Common Shares and will be transferable only together with the associated Common Shares. After the Separation Time, separate certificates evidencing the Rights (“Rights Certificates”) will be mailed to holders of record of Common Shares (other than an Acquiring Person) as of the Separation Time. Rights Certificates will also be issued for Rights in respect of Common Shares issued after the Separation Time and before the Expiration Time to each holder (other than an Acquiring Person) converting securities that are exchangeable for Common Shares after the Separation Time. Rights will trade separately from the Common Shares after the Separation Time.

Lock-up Agreements

A bidder may enter into lock-up agreements (each, a “Lock-up Agreement”) with shareholders whereby such shareholders agree to tender their Common Shares to the take-over bid (the “Lock-up Bid”) without triggering a Flip-in Event. Each Lock-up Agreement must be publicly disclosed and (i) permit the shareholder to withdraw its securities from the Lock-up Agreement in order to deposit or tender the securities to another take-over bid or support another transaction that provides a greater price or value to the shareholder than the Lock-up Bid and (ii) permit the shareholder to withdraw its securities from the Lock-up Agreement in order to deposit or tender the securities to another take-over bid or to support another transaction that offers a price or value for each Common Share that exceeds by at least a specified amount, which may not be greater than 5%. In addition, each Lock-up Agreement must provide that no “break-up” fees or other penalties exceeding, in the aggregate, the greater of (i) 2% of the price or value of the consideration payable under the Lock-up Bid to such locked-up person and (ii) 50% of the increase in the consideration resulting from another take-over bid transaction, shall be payable by the shareholder if the shareholder fails to tender its securities to the Lock-up Bid.

Permitted Bid Requirements

The requirements for a Permitted Bid include the following:

●	The take-over bid must be made to all holders of Common Shares, other than the person who has announced, and has not withdrawn, an intention to make or who has made, and has not withdrawn, a take-over bid (an “Offeror”);

●	the take-over bid must contain an irrevocable and unqualified condition that no Common Shares will be taken up or paid for:

○	prior to the close of business on a date which is not less than 105 days following the date of the take-over bid or such shorter minimum period as determined in accordance with NI 62-104 – Take-Over Bids and Issuer Bids (“NI 62-104”);

○	must remain open; and unless on such date more than 50% of the Common Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the take-over bid and not withdrawn;

●	the securities may be deposited to the take-over bid at any time during the period in which the take-over bid must remain open in accordance with the NI 62-104, and any securities deposited pursuant to the take-over bid may be withdrawn until taken up and paid for; and

●	if more than 50% of the Common Shares held by Independent Shareholders have been deposited or tendered pursuant to the take-over bid and not withdrawn, the Offeror must make a public announcement of that fact and the take-over bid must be extended for a period of not less than ten days from the date of such public announcement.

“Independent Shareholders” is defined in the Rights Plan as all holders of Common Shares, excluding any Acquiring Person, any Offeror, affiliates, associates and persons acting jointly or in concert with such excluded persons, and any employee benefit plan, deferred profit-sharing plan, stock participation plan and any other similar plan or trust for the benefit of employees of the Registrant unless the beneficiaries of the plan or trust direct the manner in which the Common Shares are to be voted or withheld from voting or direct whether the Common Shares are to be tendered to a take-over bid, in which case such plan or trust shall be considered to be an Independent Shareholder.

The Rights Plan allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that the minimum deposit period may be shorter as prescribed by NI 62-104.

Waiver

The Board, acting in good faith, may, prior to the occurrence of a Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event where a take-over bid is made by a take-over bid circular to all holders of Common Shares. Where the Board exercises the waiver power for one take-over bid, the waiver will also apply to any other take-over bid for the Registrant made by a take-over bid circular to all holders of Common Shares prior to the expiry of any other bid for which the Rights Plan has been waived. The Board, acting in good faith, may, in respect of any Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event where the Board has determined that the Acquiring Person became an Acquiring Person by inadvertence and such person has reduced its beneficial ownership such that it is no longer an Acquiring Person. The Board, acting in good faith, may, with the approval of a majority of votes cast by the Independent Shareholders voting in person or by proxy at a meeting duly called for that purpose, determine, at any time prior to the occurrence of a Flip-in Event, to waive the application of the Rights Plan for any Flip-in Event. The Board may, at its sole discretion, terminate or amend the Rights Plan prior to shareholder ratification.

Redemption

The Board, with prior written consent of the holders of Common Shares or the holders of Rights, at any time prior to the occurrence of a Flip-in Event, may redeem all of the outstanding Rights at a price of C$0.0001 each.

Amendment

The Board may amend the Rights Plan with the prior consent of the holders of Common Shares (or holders of Rights if the Separation Time has occurred). The Board, without such approval, may make amendments to the Rights Plan to correct any clerical or typographical error or which are required to maintain the validity of the Rights Plan as a result of any change in any applicable legislation, rules or regulations thereunder. Notwithstanding the foregoing, the Board may, at its sole discretion, amend the Rights Plan in any way prior to shareholder ratification.

Item 2. Exhibits.

Exhibit No.	Description

3.1	Articles of Incorporation, as presently in effect (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on January 12, 2021.

3.2	Amended and Restated By-law No. 1 (incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-1 filed with the SEC on January 12, 2021).

3.3	By-law No.2 (incorporated by reference to Exhibit 3.3 to the Company’s Registration Statement on Form F-1 filed with the SEC on January 12, 2021).

4.1	Shareholder Rights Plan Agreement, dated as of November 5, 2025, between the Registrant and TSX Trust Company, as Rights Agent (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form 8-A filed with the SEC on November 6, 2025).

4.2	Form of Rights Certificate (included as part of Exhibit 4.1 hereto) (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form 8-A filed with the SEC on November 6, 2025).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: November 6, 2025

GOLD ROYALTY CORP.

	By:	/s/ Andrew Gubbels
	Name:	Andrew Gubbels
	Title:	Chief Financial Officer